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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of     April               , 2008

Commission File Number  000 - 53001

BCM Resources Corporation

(Translation of Registrant's Name into English)

#550 – 1040 West Georgia Street, Vancouver BC, A1 V6E 4H1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.        Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on it as behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008	BCM Resources Corporation (Registrant)

By	/s/Dale McClanaghan (Signature)* Dale McClanaghan, President & CEO

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1815(04-07)

BCM RESOURCES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended February 29, 2008

The following is a discussion and analysis of the consolidated financial condition and operating results of BCM Resources Corporation (the “Company”) for the three months ended February 29, 2008. The discussion should be read in conjunction with the unaudited interim financial statements of the Company and the notes thereto for the three months ended February 29, 2008 and the audited consolidated financial statements for the period ended August 31, 2007. The unaudited interim financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

OVERALL PERFORMANCE

The mineral property known as the Shan Property has received substantial attention in the calendar year 2007. During the course of 2007 the company completed two drilling programs at the Shan properties with 5682 (Phase 2) and 3556 (Phase 3) meters drilled. The Phase 3 Program commenced October 1 2007 and finished December 10, 2008. Five holes totaling 1080 m were drilled at the Shan South Triangle Zone. Eleven holes totaling 2476 m were drilled at Shan North.

BCM Resources announced initial assay results for the Shan South portion of its expanded Phase 3 drill program on January 22, 2008.

Assay results for the Shan North portion of the drill program were announced March 13, 2008 from the drill program conducted in the Banana Lake area at Shan North. Eleven drill holes totaling 2,470 metres were completed in late 2007 (see company website for drill hole locations). The Banana Lake area is located approximately 3.0 km north of the Las Margaritas molybdenum discovery at Shan South.

Significant intercepts from the North Shan Drill Program are shown in the table below; highlights include .08% molybdenum (Mo) over 22 m including .15% Mo over 9.5 m (Hole NS 004) and 0.10% Mo over 14 m (NS 010). With the exception of NS 002 and NS 006 all holes returned molybdenum mineralization.

The drill program revealed widespread stockwork mineralization with local high-grade occurrences. For example, NS 001 returned 0.40% Mo over 2.5 m and NS 004 returned a Mo grade of 0.35 % over 2.5 m. The mineralized zone is open at depth, to the north and to the south-west.

	Shan North Drill Program Highlights
Hole	From (m)	To (m)	Length (m)	% Mo
NS 001	56	63.5	7.5	.17
NS 004	33.5	55.5	22.08
including	33.5	43	9.5	.15
NS 005	129.5	139.5	10.06
NS 007	127	134.5	7.5	.08
NS 008	134.5	144.5	10.06
NS 009	88	93	5.07
NS 010	149.5	163.5	14.10

The style of mineralization resembles that at Shan South, and is generally associated with molybdenite-pyrite bearing quartz veins in granitic host rocks and is associated with elevated silver.

Additional reconnaissance surface work will be completed in summer 2008 to better define follow-up drill targets before commencing a Phase 2 drill program at North Shan.

All assays were carried out at Acme Analytical Laboratories in Vancouver B.C. Standards, blanks and duplicates were systematically submitted to the lab for QA/QC.

The proposed work program at Shan South in 2008 will focus on further exploring indications of additional such zones, including drill-testing magnetic lows in the prospective areas to the south, east and west of the Las Margaritas and Camp zones as well as carrying out additional drilling on Las Margaritas zone to better define its extent and grade. Further drilling is also planned on the lower portion of the Triangle zone closer to the adit, of which historical reports refer to narrow quartz veins containing visible molybdenite with assay values of up to 0.42% Mo.

RESULTS OF OPERATION

For the three months ended February 29, 2008, total revenues were nil. Total expenses were $88,955. This compares with total expenses of $81,429 for the three months ended February 28, 2007.

SELECTED QUARTERLY FINANCIAL INFORMATION

A summary of the four most recent quarters and the 6-month period ended February 29, 2007 is as follows:

2

	Six months ended Feb 28, 2007	Quarter ended May 31, 2007	Quarter ended Aug 31, 2007	Quarter ended Nov 30, 2007	Quarter ended Feb 29, 2008
Revenue	Nil	Nil	Nil	Nil	Nil
Net income (loss)	$(360,018)	$(545,426)	$(31,174)	$(40,156)	$(94,711)
Income (loss) per share	$(0.07)	$(0.09)	$(0.003)	$(0.003)	$(0.01)

LIQUIDITY AND CAPITAL RESOURCES

As at February 29, 2008 the Company had a working capital surplus of $362,983 ($1,674,508 surplus at August 31, 2007). The Company’s current assets include $290,901 in cash on February 29, 2008 ($1,576,713 – August 31, 2007), $69,947 in GST receivable and $10,237 in prepaid expenses. The Company has no other liquid assets as at February 29, 2008. The Company has total non-current assets of $4,702,590 of which $4,678,880 is capitalized exploration expenditures. Accounts payable have decreased to $5,021 on February 29, 2008 from $85,964 on August 31, 2007.

In order to maintain operations and cover administrative costs, the Company will need to raise additional financing. In the past the Company has relied on sales of equity securities to meet its cash requirements. There can be no assurance that additional funding from this or other sources will be available in the future to satisfy operational requirements and cash commitments.

SHARE CAPITAL

The total number of shares outstanding as at April 22, 2008 was 12,075,511.

There were 275,000 stock options outstanding, exercisable at $0.50 per share until September 25, 2011, 240,000 stock options outstanding, exercisable at $0.50 per share until October 10, 2011, 135,000 stock options outstanding, exercisable at $0.90 per share until February 15, 2012 and 395,000 stock options outstanding, exercisable at $1.30 per share until March 30, 2012. 10,000 stock options were exercised on April 23, 2007 at $0.50 per share.

As at April 22, 2008, the Company had no outstanding share purchase warrants.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CHANGES IN ACCOUNTING POLICIES

There has been no change in the Company’s accounting policies during the period.

3

STOCK OPTIONS

No stock options were exercised during the three months ended February 29, 2008.

ADDITIONAL INFORMATION

Additional information is available on the SEDAR website at www.sedar.com.

4

BCM RESOURCES CORPORATION

Financial Statements

February 29, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financials statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BCM RESOURCES CORP.
Balance Sheet
(Unaudited)

	February 29,	August 31,
	2008	2007

Assets

Current
Cash	$178,108	$206,379
Term deposit	112,793	1,370,334
Amounts receivable	69,947	176,431
Prepaid expenses	10,237	10,237

	371,085	1,763,381
Equipment (note 6)	23,710	27,432
Mineral Property costs (note 3)	4,678,880	3,459,276

	$5,073,675	$5,250,089

Liabilities

Current
Accounts payable and accrued liabilities	$5,021	$85,964
Due to related party (note 4)	3,081	2,909

	8,102	88,873

Shareholders’ Equity

Share capital (note 6)	5,640,910	5,601,686
Contributed surplus (note 7a)	672,304	672,304
Deficit	(1,247,641)	(1,112,774)

	5,065,573	5,161,216

	$5,073,675	$5,250,089

Approved by:

“Scott Steeds	, Director	"Dale McClanaghan"	, Director
Scott Steeds		Dale McClanaghan

SEE ACCOMPANYING NOTES

BCM RESOURCES CORP.
Statement of Operations and Deficit
 (Unaudited)

	Three	Three	Six	Six
	Month	Month	Month	Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	Feb 29,	Feb 28,	Feb 29,	Feb 28,
	2008	2007	2008	2007

Expenses
Amortization	$ 2,901	$ 781	$ 5,479	$ 1,563
Bank charges and interest, net	432	(6,065)	989	2,419
Consulting fees	16,004	8,180	37,653	46,678
Filing and transfer agent fees	15,082	1,167	(55)	3,999
Management fees	16,939	93,785	38,918	278,199
Office, telephone and misc.	10,321	8,436	21,730	-
Professional fees	9,900	(34,284)	21,320	17,321
Travel, promotion & entertainment	17,376	9,429	29,870	-
	-	-	-	-

Net (loss) before other items	(88,955)	(81,429)	(155,904)	(350,179)
Future income tax recovery	-	-	-	(9,839)
Interest income	(5,756)	-	21,037

Net (loss) for the period	(94,711)	(81,429)	(134,867)	(360,018)

(Deficit), beginning of period	(1,152,930)	(443,906)	(1,112,774)	(165,317)

(Deficit), end of period	$ (1,247,641)	$ (525,335)	$ (1,247,641)	$ (525,335)

Loss per share	$0.01	$0.01	$0.01	$0.07

Weighted Average Number of	13,009,241	6,463,998	13,009,241	4,816,000
Common Shares Outstanding

SEE ACCOMPANYING NOTES

BCM RESOURCES CORP.
Statements of Cash Flows
 (Unaudited)

	Three	Three	Six	Six
	Month	Month	Month	Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	Feb 29,	Feb 28,	Feb 29,	Feb 28,
	2008	2007	2008	2007

Operating Activities
Net income (loss) for the period	$ (94,711)	$ (81,429)	$ (134,867)	$ (360,018)
Items not affecting cash
Amortization	2,901	781	5,479	1,563
Stock based compensation	-	85,718	-	285,610
Future income tax recovery	-	-	-	(9,839)

Changes in non-cash working capital items:
GST receivable	141,541	(20,945)	106,484	(57,812)
Prepaid expenses	-	-	-	-
Due to shareholders	-	-	-	3,143
Accounts payable and accrued liabilities	(183,110)	(484,606)	(80,943)	(278,961)

Cash used in operating activities	(133,379)	(500,481)	(103,847)	(416,314)

Investing Activity
Resource Property costs	(526,597)	(345,294)	(1,219,605)	(964,338)
Capital assets	(1,234)	-	(1,757)	-
Short-term investments	507,541	-	1,257,541	-
Cash used in Investing Activity	(20,290)	(345,294)	36,179	(964,338)

Financing Activities
Issuance of common shares, net of costs	-	119,079	39,225	1,488,329
Due to related party	247	-	172	(54,500)

Cash provided by financing activities	247	119,079	39,397	1,433,829

Increase (decrease) in cash during the period	(153,422)	(726,696)	(28,271)	53,177

Cash, beginning of the period	331,530	802,072	206,379	23,199

Cash, end of the period	$ 178,108	$ 76,376	$ 178,108	$ 76,376

Supplemental cash flow information
Cash paid for:
Interest	$ 32	$ 6,243	$ 32	$ 6,353

SEE ACCOMPANYING NOTES

BCM RESOURCES CORP.
Notes to the Financial Statements
February 29, 2008 and August 31, 2007

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on February 15, 2005 under the Canada Business Corporations Act as 716576 B.C. Ltd. and changed its name to BC Moly Ltd. on June 15, 2005 and then to BCM Resources Corporation on February 16, 2006.  The Company is an exploration stage company whose business activity is the exploration of mineral rights located in British Columbia, Canada.  The Company has incurred losses since inception has an accumulated a deficit of $1,247,641 ($1,112,774 - 2007).  The Company does not generate cash flows from operations to fund its exploration activities and as a result has relied principally upon the issuance of equity securities for financing.  The Company intends to continue relying upon the issuance of these securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and use of estimates

The accompanying unaudited interim financial statements of the Company should be read in conjunction with the Company’s annual audited financial statements dated August 31, 2007.  All material adjustments which are necessary for a fair presentation of the results for the interim periods have been reflected.  The results for the six month period ended February 29, 2008 are stated utilizing the same accounting principles as those reflected in the Company’ most recent annual financial statements but are not necessarily indicative of the results to be expected for the full year.

3.	UNPROVEN MINERAL RIGHTS

Carter Property
Terrace, British Columbia, Canada

	August 31,	Additions	February 29,
	2007		2008

Acquisition costs	$83,418	$66,088	$149,506
Assay	78,149	18,488	96,637
Camp, supplies and miscellaneous	37,266	183,683	220,949
Drilling	1,538,920	522,736	2,061,656
Geological	1,016,729	125,582	1,142,311
Mapping	104,545	(3,373)	101,172
Survey	180,906	-	180,906
Helicopter	419,343	306,400	725,743

Balance, end of period	$3,459,276	$1,219,604	$4,678,880

BCM RESOURCES CORP.
Notes to the Financial Statements
February 29, 2008 and August 31, 2007

The Company has an option agreement to earn a 100% interest in 10 mineral rights subject to a 1.5% net smelter return, of which, 0.75% can be acquired for $750,000 by paying $90,000 ($45,000 paid) and issuing 350,000 common shares (150,000 issued).  The Company has agreed to maintain the rights in good standing for a minimum of two years, which is estimated to cost $4,000.

4.   RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)	During the six months ended February 29, 2008, the President charged the Company $35,000 in management fees (2007 - $42,500). At February 29, 2008 the Company owes $2,909 (2007 - $2,909).

b)	During the six months ended February 29, 2008, a director charged the Company $35,000 in consulting fees (2007 - $42,500). At February 29, 2008 the Company owes $nil (2007 - $nil).

c)	During the six months ended February 29, 2008, a private company controlled by a director charged the Company $2,465.88 in legal fees (2007 - $87,397).

5.   COMMITMENTS

The Company has agreed to pay each of two directors of the Company $5,000 per month for management and consulting services through to August 31, 2008.

6.   EQUIPMENT

				August 31,
	February 29, 2008			2007
		Accumulated
	Cost	Amortization	Net	Net

Computer equipment	$4,796	$2,058	$2,738	$2,120
Software	11,530	8,648	2,882	5,765
Office furniture	24,706	6,616	18,090	19,547

	$41,032	$17,322	$23,710	$27,432

BCM RESOURCES CORP.
Notes to the Financial Statements
February 29, 2008 and August 31, 2007

7.   SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:
	Number of Shares	Amount	Contributed Surplus

Balance, September 1, 2006	3,236,000	$341,499	$-
Initial public offering		1,500,000	-
Private placement	4,791,664	4,000,000	-
Mineral property	75,000	37,500	-
Finders’ fee	407,493	331,744	-
Warrants exercised	432,824	181,968	-
Stock based compensation	-	-	641,174
Stock based agents’ compensation	-	-	42,450
Stock options exercised	10,000	5,000	-
Agents’ options exercised	47,530	26,225	-
Fair value of options exercised		11,320	(11,320)
Share issue costs		(833,570)	-
Balance, August 31, 2007	12,000,511	$5,601,686	$672,304

Mineral property	75,000	37,500	-

Balance, February 29, 2008	12,075,511	$5,639,186	$672,304

During the period ending February 29, 2008:

a)	On September 4, 2007 the Company issued 75,000 common shares pursuant to the mineral property option agreement. The shares have a deemed value of $0.50.

At February 29, 2008, 900,000 common shares are held in escrow and are to be released in stages up to September 25, 2008.

b)	Stock-based compensation and share purchase options

The Company recorded stock-based compensation for the six months ending February 29, 2008 of $nil (2007 - $683,624 of which $641,174 was expensed).

The fair values of stock-based compensation and share issue costs are estimated using the Black-Scholes

BCM RESOURCES CORP.
Notes to the Financial Statements
February 29, 2008 and August 31, 2007

7.   SHARE CAPITAL (continued)

Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9% to 4%; an expected life of 1 to 5 years; an expected volatility of 87% to 92%; and no expectation for the payment of dividends.

Option pricing models require the input of highly-subjective assumptions, particularly as to the expected price volatility of the stock and the expected life of the option.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of share purchase options is as follows:

	February 29, 2008		August 31, 2007
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $
Opening balance	1,035,000	0.85	275,000	0.50
Granted	-	-	770,000	0.98
Exercised/cancelled	-	-	(10,000)	0.50
Balance of warrants at end of the period	1,035,000	-	1,035,000	0.85
Weighted remaining life in years	3.82		4.32

c)           Share purchase warrants

The continuity of share purchase warrants is as follows:

	February 29, 2008		August 31, 2007
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $
Opening balance	2,170,494	0.90	317,000	0.30
Granted	-	-	2,333,844[1]	0.89
Exercised	-	-	(480,350)	0.43
Expired	607,990		-
Balance of warrants at end of the period	1,562,504	1.00	2,170,494	0.90
Remaining life in years	0.06		0.42

1 Of the share purchase warrants issued, 258,884 were agents’ warrants and 2,075,000 are issued as a part of the units issued on the initial public offering and the private placement

BCM RESOURCES CORP.
Notes to the Financial Statements
February 29, 2008 and August 31, 2007

8.   INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	Six months ended February 29	Year ended August 31,
	2008	2007

Loss for the period	$155,904	$947,547

Expected income tax recovery	53,194	323,272
Net adjustment for deductible/non deductible amounts	(4,049)	(222,355)
Unrecognized benefit of current non-capital losses	(49,145)	(100,917)

Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	Six months ended February 29	Year ended August 31,
	2008	2007

Future income tax assets
Mineral properties	$(94,001)	$(94,001)
Equipment	5,910	4,041
Non-capital loss carryforwards	234,225	185,080
	146,135	95,120
Valuation allowance	(146,135)	(95,120)

Net future income tax assets	$-	$-

At February 29, 2008, the Company has available for deduction against future taxable income non capital losses from Canadian operations of approximately $686,000 which expire through 2027.  Future tax benefits which may arise as a result of these non-capital losses and other income tax pools have not been recognized in these financial statements and have been offset by a valuation allowance.

9.   SUBSEQUENT EVENTS – Subsequent to quarter-end the Company filed its annual Corporate Tax

BCM RESOURCES CORP.
Notes to the Financial Statements
February 29, 2008 and August 31, 2007

return and the Company has a receivable of $389,591.

Form 52-109F2 - Certification of Interim Filings

I, Dale McClanaghan, President and Chief Executive Officer of BCM Resources Corporation›, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BCM Resources Corporation (the issuer) for the interim period ending February 29, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 28, 2008

“Dale McClanaghan”

_______________________

Dale McClanaghan

President and CEO

Form 52-109F2 - Certification of Interim Filings

I, Allan Anderson, Chief Financial Officer of BCM Resources Corporation›, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BCM Resources Corporation (the issuer) for the interim period ending February 29, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 28, 2008

“Allan Anderson”

_______________________

Allan Anderson

Chief Financial Officer